Exhibit 99.1

Aesthetic Medical International Reports Fiscal Year 2021 Unaudited Financial Results

SHENZHEN, China, May 13, 2022 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the fiscal year ended December 31, 2021.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “During the Year, the consumer market was still clouded by the COVID-19 uncertainty. The aesthetic medical industry landscape has also changed due to the various implementation of national and regional regulations, which aim to promote a healthy and sustainable development of the industry. In view of such situation, we have proactively conducted a strategic restructuring plan in order to focus on our high-quality assets and optimize our talents and resources allocation. Thus, we have divested or ceased the operations of certain treatment centers during the year that were either located in non-core markets or did not meet the Company’s internal requirements. Although this restructuring may inflict impairment losses, which are non-cash in nature to our financial results, it would improve the Group’s overall profitability in the long run.”

Dr. Zhou continued, “Recently, some of our treatment centers located in Shenzhen and Shanghai were affected by the resurgence of COVID-19 cases in China. Despite the temporary closure of the Shenzhen centers, we observed a recovery in customer demands in the non-surgical aesthetic medical services, with a rebound of 91% in number of customers after business resumption in Shenzhen. This granted us confidence on the performance recovery of other impacted centers. We will continue to monitor the COVID-19 situation and respond swiftly upon any changes. Leveraging opportunities of the government’s plan to combat the pandemic and the development of the aesthetic medical industry, we are dedicated to repositioning ourselves to regain the growth momentum by focusing on our non-surgical medical business model in the Greater Bay area and the Yangtze River Delta area.”

Fiscal Year 2021 Financial Highlights

•	Total cash sales[1] was RMB882.1 million (USD138.4 million), an increase of 21.0% from RMB728.8 million in 2020, excluding the one-off impact from the transaction of Guangdong Hanfei Investment Management Co., Ltd.[2] (“Hanfei”).

o	Total cash sales of retained treatment centers[3] of RMB802.3 million (USD125.9 million), an increase of 30.7% year-on-year (“yoy”).

•	Total revenue was RMB645.6 million (USD101.3 million), a decrease of 28.4% from RMB901.6 million in the fiscal year 2020, which was mainly due to (1) the one-off impact from Hanfei recorded, (2) the divestment and cease of operation of treatment centers during the Year, (3) the direct and indirect impact brought by COVID-19 outbreak, and (4) the change of accounting estimates and judgments in face of the continuous outbreak of COVID-19 outbreak. To take a conservative approach, services within the packages which haven't been performed were recognized as contract liabilities.

•	Contract liabilities were RMB236.5 million (USD37.1 million) at of 31 December 2021, compared with RMB8.6 million at the same period of 2020. Contract liabilities would be recognized as revenue when the performance obligation is satisfied or the validity period expires.

•	Gross profit was RMB269.5 million (USD42.3 million), compared with RMB544.8 million in the fiscal year 2020.

•	Gross margin was 41.7%, a decrease of 18.7 percentage points from 60.4% in the fiscal year 2020, which was mainly due to the increase in the sales of more economic packages in the competitive and challenging market, and the decrease in revenue.

•	Net loss was RMB669.5 million (USD105.1 million), compared with a loss of RMB246.9 million in the fiscal year 2020, which was mainly due to non-cash impairment loss incurred, the impact brought by COVID-19 outbreak, and the impact of change of accounting estimates and judgments.

1 Cash sales is the sum of revenue and contract liabilities

2 AIH entered into a definitive agreement to acquire 51% equity share in Hanfei in 2020, however the transaction was terminated in 2021 due to the fact that Haifei’s failure to meet the agreed-upon performance target

3 Retained treatment centers refer to the remaining treatment centers after the Company conducted business restructuring. Refer to the “Fiscal Year 2021 Operational Highlights” section for the detailed list of retained treatment centers.

Fiscal Year 2021 Operational Highlights

During the Year, the Company conducted a strategic restructuring with aims to maximize its resources and business operation. Thus, the Company divested or ceased the operations of certain hospitals and clinics that were either located in non-core markets or did not meet the Company’s internal performance requirements to enhance the Company’s profitability. As at 31 December 2021, the 13 retained treatment centers were as follows:

Region	Treatment Center	Classification
The Greater Bay Area	Shenzhen Peng’ai	Hospital
	Shenzhen Pengcheng	Hospital
	Shenzhen Peng’ai Xiuqi	Hospital
	Guangzhou Peng’ai Xiuqi	Specialty outpatient clinic
	Huizhou Peng’ai	Hospital
The Yangtze River Delta Area	Shanghai Peng’ai	Specialty outpatient clinic
	Shanghai Jiahong	Specialty outpatient clinic
	Hangzhou Peng’ai	Specialty outpatient clinic
Beijing	Beijing Peng’ai	Clinic
Others	Haikou Peng’ai	Hospital
	Nanchang Peng’ai	Hospital
	Yantai Peng’ai	Hospital
	Changsha Peng’ai	Hospital

New and repeat customers at retained treatment centers

For the Year Ended December 31, 2021
	Number	% of Total
New Customers	47,569	22.9%
Repeat Customers	159,740	77.1%
Total Active Customers	207,309	100.0%

•	Total active customers at retained treatment centers accounted for about 85.8% of total active customers of the Company (including both divested and retained treatment centers) in 2021. The fact that the majority of active customers are from retained treatment centers supports the business restructuring plan, in which the Company is able to retain quality assets and its highly-valued customers.

Number of treatments at retained treatment centers

For the Year Ended December 31, 2021
	Number	% of Total
Energy-based Treatments	272,405	65.2%
Minimally Invasive Aesthetic Treatments	82,246	19.7%
Surgical Treatments	35,152	8.4%
General healthcare services and other aesthetic medical services	27,997	6.7%
Total Number of Treatments	417,800	100%

•	Total number of treatments at retained treatment centers accounted for about 82.8% of total treatments carried out at both divested and retained treatment centers in 2021.

•	Total number of non-surgical aesthetic medical treatments, including energy-based treatments and minimally invasive aesthetic treatments, as of total number of aesthetic treatments increased by 9.3 p.p.[4] yoy. The rising treatments contribution ratio of the non-surgical aesthetic medical treatment has demonstrated the success of the Company’s strategic plan in shifting its business focus towards non-surgical aesthetic medical services. The move is expected to further capture the massive business opportunities of the market.

Average spending per customer

•	Average spending per customer decreased by 28.1% from RMB2,969.2 in the fiscal year 2020 to RMB2,671.4 in the fiscal year 2021, as the Company strategically shifting its focus from surgical treatments to non-surgical treatments, of which it had a relatively lower consumption threshold and package price.

Fiscal Year 2021 Unaudited Financial Results

	For the Year Ended December 31,
(RMB millions, except per share data and percentages)	2020	2021	% Change
Revenue	901.6	645.6	-28.4%
Minimally invasive aesthetic treatments	234.6	177.2	-24.5%
Energy-based treatments	218.1	157.1	-28.0%
Surgical aesthetic medical services	401.6	243.0	-39.5%
General healthcare services and other aesthetic medical services	47.3	68.3	+44.4%
Gross profit	544.8	269.5	-50.5%
Gross margin	60.4%	41.7%	-18.7	p.p.[4]
(Loss) for the period	(246.9)	(669.5)	N.A.
(Loss) margin	-27.4%	-103.7%	-76.3 p.p4
EBITDA[5]	(123.9)	(555.0)	N.A.
Adjusted EBITDA[5]	12.0	(149.2)	+ve to -ve
Adjusted EBITDA margin	1.3%	-23.1%	+ve to -ve
Adjusted (loss)[5]	(111.0)	(263.7)	N.A
Adjusted (loss) margin	-12.3%	-40.9%	-28.6	p.p.[4]

Notes:
4 p.p. represents percentage points
5 Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB645.6 million (USD101.3 million), representing a decrease of 28.4% from RMB901.6 million in fiscal year 2020, primarily due to (1) the one-off impact from Hanfei recorded, (2) the divestment and cease of operation of treatment centers during the Year, (3) the direct and indirect impact brought by COVID-19 outbreak, and (4) the change of accounting estimates and judgments in the face of COVID-19 outbreak.

The COVID-19 outbreak had a significant impact on the marketing and sales initiatives of the treatment centers as well as the customers' consumption behavior. As most prepaid service packages were sold online without preliminary face-to-face consultations and pre-established treatment plans, it becomes increasingly difficult to estimate or determine the timing of service redemption. Hence, to take a conservative approach, services within the packages which haven't been performed were recognized as contract liabilities.

Cost of sales and services rendered

Cost of sales and services rendered was RMB376.1 million (USD59.0 million), representing an increase of 5.4% from RMB356.8 million in fiscal year 2020.

Gross profit

Gross profit was RMB269.5 million (USD42.3 million), representing a decrease of 50.5% from RMB544.8 million in fiscal year 2020.  Gross profit margin was 41.7%, representing a decrease of 18.7 percentage points from 60.4% in fiscal year 2020, which was mainly due to the increase in the sales of more economic packages in the competitive and challenging market, and the decrease in revenue.

Selling expenses

Selling expenses were RMB404.7 million (USD63.5 million), representing 62.7% of the Company’s total revenue of fiscal year 2021, compared with RMB510.6 million in fiscal year 2020, which represented 56.6% of the Company’s total revenue of fiscal year 2020. Selling expenses as of revenue increased by 6.1 percentage points yoy, primarily due to (1) the decrease in revenue, and (2) the consistency in implementing proactive marketing and sales initiatives in cope with challenging market situation.

General and administrative expenses

General and administrative expenses were RMB207.0 million (USD32.5 million), representing a decrease of 10.3% from RMB230.6 million in fiscal year 2020, primarily due to optimization of administrative expenses and management labor costs.

Impairment of non-current assets

Impairment of non-current assets was RMB314.0 million (USD49.3 million), compared with RMB33.0 million in fiscal year 2020.

The Company incurred impairments during the fiscal year 2021. The change was primarily because the Company has performed impairment assessments at cash-generating unit level during strategic restructuring, and noted several recoverable amounts were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Loss for the year

As a result of the foregoing, the Company recorded a loss of RMB669.5 million (USD105.1 million) for fiscal year 2021, compared with a loss of RMB246.9 million in fiscal year 2020. Basic and diluted loss per share were both RMB8.89 (loss of US$1.40 per share) in fiscal year 2021, compared with basic and diluted loss per share of RMB3.61 in fiscal year 2020.

Certain Non-IFRS items6

EBITDA for fiscal year 2021 was a loss of RMB555.0 million (US$87.1 million), compared with a loss of RMB123.9 million in 2020.

Adjusted loss for fiscal year 2021 was a loss of RMB263.7 million (US$41.4 million), compared with a loss of RMB111.0 million in the same period of 2020.

Adjusted EBITDA for fiscal year 2021 was a loss of RMB149.2 million (US$23.4 million), compared with a gain of RMB12.0 million in the same period of 2020.

6 EBITDA, adjusted loss and adjusted EBITDA are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents amounted to RMB39.3 million (US$6.2 million) as of December 31, 2021, compared with RMB44.4 million as of December 31, 2020.

Liquidity and capital resources

The Company had net current asset of a loss of RMB428.0 million (USD67.2 million) as at December 31, 2021 which included current borrowings of RMB156.2 million.

Recent Developments

During the 2021 fiscal year, the Company steadily executed three significant strategic adjustments: (1) optimizing asset portfolio with the aim to enhance Company’s profitability, (2) shifting marketing channels from traditional referral arrangement to online media platforms, (3) shifting the focus from surgical treatments to non-surgical treatments and strengthening the business coverage in the Greater Bay Area. Below are the detailed actions carried out by the Company:

1.	Divested or ceased the operations of certain hospitals and clinics that were either located in non-core markets or did not meet the Company’s internal performance requirements to enhance the Company’s profitability. As at 31 December 2021, there were 13 retained treatment centers. The operational figures recorded during the Year support the restructuring plan, in which the Company is able to retain quality assets and its highly-valued customers.

2.	Optimized marketing strategies by exploring latest online promotion channels to enhance the brand image and reputation while lowering the customer acquisition cost and selling expenses, which is expected to further improve the Company’s profitability in the long run. In 2021, the portion of cash sales generated from online media and search engine optimization, has increased to about 47% from 37% in 2020. Going forward, the Company targets to allocate more resources on online marketing, which is a more effective way to acquire customers and enhance marketing efficiency.

3.	Focused more on the development of non-surgical aesthetic medical business, including optimization of sales channels, adjustment in product and service mix, and establishment and/or acquisition of non-surgical clinics, which resulted in continued increase in customers and treatments. After the reporting period, the Company acquired controlling interest in Shenzhen Miaoyan Aesthetic Medical Clinic with the gross floor area of 150m2 in Shenzhen, and minority interest in another two clinics in Shenzhen, namely Shenzhen Pengai Lychee Aesthetic Medical Clinic with gross floor area of 280m2, and Shenzhen Jiayan Aesthetic Medical Clinic with gross floor area of 324m2. These clinics aim to create synergy with the Company’s existing hospitals in Shenzhen, providing diversified and accessible non-surgical aesthetic services to customers.

Business Outlook

As non-surgical aesthetic medical treatments do not require any incisions and have a shorter recovery time, it becomes an increasingly popular option in China.  The advancement of related technologies has also contributed to the growth in demand of such treatments. According to Frost & Sullivan, the market size of China's non-surgical aesthetic medical industry is expected to reach RMB1.44 billion in 2024, with a compound annual growth rate of 19.2% during 2019-2024.

Government Policies Beneficial to Long-Term Market Development

In face of the booming market environment, the Chinese government has increased regulatory monitoring over the aesthetic medical industry on a regional and national level, aiming to nurture the healthy and sustainable development of the industry. Some policies included cracking down on illegal and false aesthetic medical advertisements as well as requiring companies to obtain license to advertise related content. It is expected these will accelerate the market consolidation as sub-par and non-complying practitioners will be eliminated. The policies will benefit the quality and complied leading aesthetic medical companies such as AIH.

The Company will continue to enhance its product and service quality to capture the opportunities arising from the market policy, such as introducing the latest medical equipment and optimizing the package mix to cater the needs of customers across various age groups, providing more training to medical staff to improve service quality and as well as establishing a supervisory team to review the surgical and customer records, ensuring operational compliance. The Company believes that these measures would further enhance its service offerings and enhance its brand value, allowing it to position as a premium and fully compliant aesthetic medical brand, which in turn, will boost the sustainable growth of the Company.

Market Recovery on the Horizon

The COVID-19 pandemic has affected the consumers’ behaviors, especially in the first-tiers cities such as Shanghai and Shenzhen. However, the Company remains optimistic towards the country’s preventative measures and support policies which will drive the market recovery forward. Despite such situation, the Company still recorded a 29% growth in cash sales of retained assets from the prepaid aesthetic medical treatment packages, showcasing the high purchasing power of the Company’s target customers. The Company is optimistic that upon the loosening of social distancing policy, the prepayment from customers will be recognized as revenue when treatment centers resume normal practice, contributing to the business growth in the future.

During the first quarter of 2022, there was a new wave of COVID-19 pandemic outbreak across China. Most notably in Shenzhen, which was one of the core markets the Group operates in, was placed in lockdown. After the relaxation of the lockdown measures, the Company observed a rebound of 91% in the number of customers visited the Shenzhen treatment centers. The consumption level also gradually resumed comparable level of the same period of last year. This indicates that the demands for aesthetic medical services remain resilient and that the pandemic only exerted a temporary suppressing effect.

In face of the uncertain operating environment, the Company will closely monitor the pandemic situation and the performance of its retained assets, periodically review its asset portfolio, and take swift action when necessary in order to further raise operational efficiency and solidify its market position. Nonetheless, the Company remains optimistic in the long-term prospect of the industry, and will continue to expand its non-surgical aesthetic medical business by exploring partnership opportunities, specifically in the core markets, namely the Greater Bay Area and the Yangtze River Delta Area, capturing opportunities in key markets in the PRC.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.3726 to US$1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 30, 2021.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value loss of convertible note, share-based compensation expense, professional fees, impairment of non-current assets, loss on disposal of subsidiaries, loss on disposal of an associate, donation, and exchange loss.

Adjusted loss represents loss for the year, adjusted to exclude fair value loss of convertible note, share-based compensation expense, professional fees, impairment of non-current assets, loss on disposal of subsidiaries, loss on disposal of an associate, and donation.

EBITDA, Adjusted EBITDA and Adjusted loss are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited
Email: ir@pengai.com.cn

DLK Advisory Limited
Tel: +852 2857 7101
Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	2020	2021	2021
	RMB’000	RMB’000	US’000
ASSETS
Non-current assets
Property, plant and equipment	531,941	358,749	56,296
Investment properties	-	-	-
Intangible assets	208,429	37,238	5,843
Investments accounted for using the equity method	8,330	4,904	770
Prepayments and deposits	51,850	16,574	2,601
Deferred income tax assets	31,372	45,765	7,181
	831,922	463,230	72,691

Current assets
Inventories	33,336	30,566	4,796
Trade receivables	14,324	7,772	1,220
Other receivables, deposits and prepayments	98,715	31,692	4,973
Amounts due from related parties	6,693	4,391	689
Restricted cash	8,712	-	-
Cash and cash equivalents	44,384	39,289	6,165
	206,164	113,710	17,844
Assets held-for-sale	-	-
	206,164	113,710	17,844

Total assets	1,038,086	576,940	90,535

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	74
Treasury shares	(2,023)	(2,023)	(317)
Accumulated losses	(477,905)	(1,064,524)	(167,047)
Other reserves	870,355	909,411	142,706
	390,896	(156,667)	(24,584)
Non-controlling interests	34,840	(29,755)	(4,669)
Total equity	425,736	(186,422)	(29,254)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	2020	2021	2021
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	75,931	77,607	12,178
Lease liabilities	178,983	105,754	16,595
Convertible redeemable preferred shares	-	-	-
Convertible note	34,190	38,059	5,972
Exchangeable note liabilities	-	-	-
Derivative financial instrument	-	-	-
Deferred income tax liabilities	13,377	285	45
Contingent consideration payable	8,181	-	-
	310,662	221,705	34,790

Current liabilities
Trade payables	33,654	31,256	4,905
Accruals, other payables and provisions	68,783	72,848	11,432
Contingent consideration and consideration payable	4,512	7,100	1,114
Amounts due to related parties	1,224	473	74
Contract liabilities	8,639	236,476	37,108
Borrowings	135,814	156,208	24,512
Lease liabilities	35,868	28,278	4,437
Current income tax liabilities	13,194	9,018	1,416
	301,688	541,657	84,998
Liabilities held-for-sale	-	-
	301,688	541,657	84,998

Total liabilities	612,350	763,362	119,789

Total equity and liabilities	1,038,086	576,940	90,535

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2020	2021	2021
	RMB’000	RMB’000	US$’000
Revenue	901,573	645,593	101,308
Cost of sales and services rendered	(356,796)	(376,092)	(59,017)
Gross profit	544,777	269,501	42,291
Selling expenses	(510,608)	(404,683)	(63,504)
General and administrative expenses	(230,646)	(206,973)	(32,479)
Finance income	1,185	113	18
Finance costs	(29,189)	(27,230)	(4,273)
Other gains, net	600	6,074	953
Fair value (loss)/gain of convertible redeemable preferred shares	-	-	-
Fair value loss of convertible note	(1,599)	(4,240)	(665)
Fair value (loss)/gain of exchangeable note liabilities	-	-	-
Fair value (loss)/gain of derivative financial instrument	-	-	-
Impairment of non-current assets	(32,969)	(313,959)	(49,267)
Share of profits/(losses) of investments accounted for using the equity method	(1,043)	81	13
(Loss)/profit before income tax	(259,492)	(681,316)	(106,913)
Income tax (expense)/credit	12,587	11,798	1,851
(Loss)/profit for the year	(246,905)	(669,518)	(105,062)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(731)	(574)	(90)
Total other comprehensive income/(loss) for the year, net of tax	(731)	(574)	(90)
Total comprehensive (loss)/income for the year	(247,636)	(670,092)	(105,152)

(Loss)/profit attributable to:
Owners of the Company	(235,479)	(586,619)	(92,053)
Non-controlling interests	(11,426)	(82,899)	(13,009)
(Loss)/profit for the year	(246,905)	(669,518)	(105,062)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2020	2021	2021
	RMB’000	RMB’000	US$’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(3.61)	(8.89)	(1.40)
—Diluted	(3.61)	(8.89)	(1.40)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(236,210)	(587,193)	(92,143)
Non-controlling interests	(11,426)	(82,899)	(13,009)
Total comprehensive(loss)/income for the year	(247,636)	(670,092)	(105,152)
EBITDA	(123,898)	(554,951)	(87,084)
Adjusted EBITDA	12,006	(149,161)	(23,407)
Adjusted profit/(loss)	(111,001)	(263,728)	(41,385)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA

	2020	2021	2021
	RMB’000	RMB’000	US$’000
(Loss)/profit before income tax for the period/year	(259,492)	(681,316)	(106,913)
Adjustments
+ Finance costs	29,189	27,230	4,273
+ Amortization and depreciation	106,405	99,135	15,556
EBITDA	(123,898)	(554,951)	(87,084)

-+/- Fair value (gains)/losses of convertible note	1,599	4,240	665
--+ Share-based compensation expense	78,967	35,463	5,565
+ Professional fees	18,581	30,570	4,797
+ Impairment of non-current assets	32,969	313,959	49,267
+ Loss on disposal of subsidiaries	1,531	21,558	3,383
+ Loss on disposal of an associate	927	-	-
+ Donation	1,330	-	-
+ Exchange loss	-	-	-
Adjusted EBITDA	12,006	(149,161)	(23,407)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit

	2020	2021	2021
	RMB’000	RMB’000	US$’000
(Loss)/profit for the period/year	(246,905)	(669,518)	(105,062)
Adjustments
+/- Fair value (gains)/losses of convertible note	1,599	4,240	665
+ Share-based compensation expense	78,967	35,463	5,565
+ Professional fees	18,581	30,570	4,797
+ Impairment of non-current assets	32,969	313,959	49,267
+ Loss on disposal of subsidiaries	1,531	21,558	3,383
+ Loss on disposal of an associate	927	-	-
+ Donation	1,330	-	-
Adjusted Profit/(loss)	(111,001)	(263,728)	(41,385)